UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Set forth below is a press release issued by the Registrant on, and dated, May 23, 2017, and entitled “Orbotech Ltd. To Present at the 44th Annual J.P. Morgan Global Technology, Media and Telecom Conference”.

Except as set forth below, the information on this Form 6-K shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

*        *        *         *        *        *

Orbotech Ltd. To Present at the 44th Annual J.P. Morgan Global Technology, Media and Telecom Conference

YAVNE, Israel, May 23, 2017 /PRNewswire/ — Orbotech Ltd., a leading provider of process innovation technologies, solutions and equipment that are enabling the transformation of the global electronics manufacturing industry, announced today that Asher Levy, Chief Executive Officer, will participate in a “fireside chat” presentation at the J.P. Morgan Global Technology, Media and Telecom Conference at 8:40am Eastern on May 24, 2017. Interested parties may participate in a webcast by navigating to the following link: https://jpmorgan.metameetings.net/events/tmt17/sessions/12326-orbotech-ltd/webcast

A replay of the webcast will also be available as an archive on the investor relations section of the Orbotech website.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement, and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems (MEMS), LED, high speed RF on GaAs, power management device and other electronic components. Today, virtually every electronic device in the world is produced using Orbotech systems. For more information, visit www.orbotech.com/ and www.spts.com/

ORBOTECH COMPANY CONTACTS:

Rami Rozen

Director of Investor Relations

Tel: +972-8-942-3582

Investor.relations@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket

Ran Bareket Corporate Vice President and Chief Financial Officer

Date:	May 24, 2017